ARNALL GOLDEN GREGORY LLP
171 17th Street
Suite 2100
Atlanta, GA  30363

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

July 18, 2006

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 5212, Mail Stop 0510
100 “F” Street, N.E.
Washington, D.C. 20549-3628

Re:	PRG-Schultz International, Inc.
Registration Statement on Form S-1
Filed June 2, 2006
File No. 333-134698
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2006
File No. 0-28000

Dear Ms. Long:

On behalf of PRG-Schulz International, Inc. (“PRGS” or the “Company”), we transmit for filing PRGS’ responses to the Staff’s letter of comment dated June 22, 2006. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all references are to the Amendment No. 1 to the Registration Statement on Form S-1/A. We previously responded, in our letter of June 28, 2006, to your comment No. 5 regarding our proxy statement.

Form S-1

Fee Table

1.
Please revise the fee table to specify the amount of each type of security being registered. Note that the unallocated procedure is available only to issuers that are eligible to use Instruction I.B.1 or I.B.2 of Form S-3, both of which contemplate primary offerings by the issuer. See Instruction II.D to Form S-3.

Ms. Pamela Long
July 18, 2006

Response:

We have revised the fee table as requested.

Prospectus’ Outside Front Cover Page

2.
Please make it clear at the outset that all securities being registered under this registration statement are being offered for resale by the selling securityholders. As drafted, the first paragraph is insufficiently clear that this is the case.

Response:

We have revised the cover page to add language to make the disclosure clear on this point.

Legality Opinion

3.	Please include the legality opinion among the exhibits listed at the end of the filing. We note that you have included a reference to Exhibit 23.2, counsel’s consent, in the list.

Response:

We have filed the legality opinion as Exhibit 5.1 to the registration statement and included it in the exhibit index.

4.
A clean legality opinion covering all of the securities registered will be required before the filing can be declared effective. We understand that shareholder approval of an increased number of common shares, as contemplated by your proxy materials, will be required before the clean legality opinion relating to the resale of these shares can be given. When you file the legality opinion, we may have comments on it. Please recognize that we will need time to review the opinion and resolve comments before declaring the filing effective.

Response:

We have delivered and filed an unqualified legal opinion that covers all of the securities to be registered. In order for the Company to issue the maximum amount of common stock that might be required under the applicable indenture and articles of incorporation provisions, shareholder approval is required. However, the terms of the convertible note indenture and the Company’s Articles of Incorporation specifically provide that the additional securities may not and will not be issued unless and until the requisite shareholder approval is obtained. Section 10.01 of the indenture for the convertible notes provides that, until shareholder approval is obtained to authorize sufficient additional common shares, the notes will be convertible into Series B preferred stock rather than common stock, beginning on August 15, 2006. Section 5.3 of the Articles of Amendment for the preferred stock provides that the series B preferred stock will be convertible into common stock only after the New Conversion Rights Date, which is tied to shareholder approval of the increase in common shares. Accordingly, there is no scenario in which any securities subject to our opinion could be issued in accordance with the terms of the indenture or the Articles of Incorporation unless the requisite shareholder approval is obtained. Since the issuance of these securities is governed exclusively by Georgia law, we, as experts therein, have determined that is appropriate for us to issue our unqualified opinion at this time. We would be happy to discuss this with you further should you have additional concerns.

Ms. Pamela Long
July 18, 2006

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Previous Confidential Treatment Request

In addition, the Company has an outstanding confidential treatment request which was filed on May 15, 2006 with the Company’s Report on Form 10-Q for the quarter ended March 31, 2006. We would appreciate your assistance in clearing that request as expeditiously as practicable.

Please review these responses at your earliest convenience and contact me to let me know if they address your concerns, and advise me of the status of the confidential treatment request. You may contact me at (404) 873-8688. Thanks for your assistance.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:    Edward M. Kelly, Esq., Division of Corporation Finance
  Peter Limeri
  Victor A. Allums, Esq.